Exhibit 99.1

Baijiayun Group Ltd Enters into a Two-Year $10M Convertible Note

BEIJING, March 7, 2023 -- Baijiayun Group Ltd (“Baijiayun” or the “Company”) (Nasdaq: RTC), a video-centric technology solution provider with core expertise in SaaS/PaaS solutions, today announced that it has entered into a securities purchase agreement and a two-year $10 million convertible note (the “Note”) which may be convertible into the Company’s Class A ordinary shares with BetterJoy Limited Partnership (“BetterJoy” or the “Holder”) on February 20, 2023. The proceeds are to be used for working capital purposes.

Terms of Agreement Highlights

●	The two-year $10M (as in principal amount) Note has an annual interest rate of 4%

●	The principal amount and the interest payable under the Note will mature on 2/1/2025, unless earlier converted or redeemed.

●	The Note has a fixed conversion price of $10 per Class A ordinary share and a floor price of $7 per Class A ordinary share[i].

●	The Holder shall be entitled to convert any portion of the outstanding and unpaid conversion amount into the Company’s Class A ordinary shares at the fixed conversion price by serving a conversion notice on the Company.

●	On 2/1/2024 and 2/1/2025, respectively, Baijiayun shall redeem an applicable redemption amount in accordance with the redemption schedule provided in the Note in cash, Class A ordinary shares through conversion of the Note, or a combination of both, at the Company’s option.

●	Baijiayun has the right, but not the obligation, to redeem early in cash a portion or all amounts outstanding under the Note by delivering a written company redemption Notice, subject to certain prior notice and trading price requirements.

●	The Holder shall not hold at any time in excess of 4.99% of the number of Class A ordinary shares outstanding immediately after giving effect to such conversion.

The Note was sold pursuant to an exemption from the registration requirements under the Securities Act of 1933, as amended. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

“As we continue to focus on expanding new technology paths, cultivating vertical scenarios, and developing AI, we are executing solidly in our growth strategy of seizing greater market share in the fast-growing video cloud total solutions marketplace,” commented Mr. Gangjiang Li, chairman of the board and chief executive officer of the Company. “This convertible note will further supplement our working capital needs as we deliver rapid revenue growth and robust operational results. We reiterate our guidance of total revenues for the fiscal year ending June 30, 2023 to be between $90 million and $103 million, and non-GAAP net income of between $5 million and $7 million, respectivelyii.”

[i]	The Holder will only convert at the floor price at events of default as specified in the Note.
ii	The fiscal year ending June 30, 2023 guidance is for BaiJiaYun Limited, a wholly-owned subsidiary of the Company. Non-GAAP net income is defined as net income/(loss) adjusted to exclude share-based compensation expenses and reverse acquisition related expenses.

About Baijiayun Group Ltd

Baijiayun is a video-centric technology solution provider with core expertise in SaaS/PaaS solutions. Baijiayun is committed to delivering reliable, high-quality video experiences across devices and localities and has grown rapidly since the inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun offers a wealth of video-centric technology solutions including Video SaaS/PaaS, Video Cloud and Software, and Video AI and System Solutions. Baijiayun is catered to the evolving communications and collaboration needs of enterprises of all sizes and industries, which makes Baijiayun a one-stop video-centric technology solution provider.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties, and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company’s estimates as of the date of this press release, and subsequent events and developments may cause the Company’s estimates to change.

The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the documents that the Company has filed or furnished or may file or furnish with the U.S. Securities and Exchange Commission, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Investor / Media Contact:

Crocker Coulson

CEO, AUM Media, Inc.

(646) 652 7185

crocker.coulson@aummedia.org

Company Contact:

Yong Fang

CFO, Baijiayun Group Ltd

(267) 939 5080

fangyong@baijiayun.com